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                            November 14, 2022

       Patrick McMahon
       Chief Executive Officer
       Public Company Management Corporation
       9340 Wilshire Boulevard, Suite 203
       Beverly Hills, CA 90212

                                                        Re: Public Company
Management Corporation
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed October 25,
2022
                                                            File No. 000-50098

       Dear Patrick McMahon:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

       Amendment No. 3 to Form 10-12G filed October 25, 2022

       Directors, Executive Officers, Promoters and Control Persons Conflicts of Interest, page 20

   1. We note your response to comment 1, including the disclosure on page 21 that Mr.
                                                        McMahon's primary
business activities are as a consultant and independent contractor in the legal cannabis
industry. However, we also note your statement that the company's management and the
manager and members of Repository Services LLC "are now and
                                                        may in the future
become shareholders, officers or directors of other companies which may be engaged in
business activities similar to those conducted by the Company."
                                                        Therefore, please
revise to disclose the entities to which Mr. McMahon and Repository
                                                        Services LLC currently
have fiduciary duties or contractual obligations.
 Patrick McMahon
FirstName LastNamePatrick McMahon
Public Company  Management Corporation
Comapany 14,
November  NamePublic
              2022    Company Management Corporation
November
Page  2   14, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Ron Stauber